Exhibit 99(a)(2)

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser who, if you are taking advice in the United Kingdom, is authorised pursuant to the Financial Services and Markets Act 2000 or, if you are in a territory outside the United Kingdom, is an appropriately authorised independent financial adviser.

If you have sold or otherwise transferred all of your B Shares in Scottish Power plc (“ScottishPower” or the “Company”), please send this document and the accompanying documents at once to the purchaser or transferee, or to the bank, stockbroker or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee. If you have sold or transferred part of your holding of ScottishPower B Shares, please consult the bank, stockbroker or other agent through whom the sale or transfer was effected.

Morgan Stanley Securities Limited (“Morgan Stanley”) is acting for ScottishPower in relation to the Second Repurchase Offer described in this letter and no one else, and will not be responsible to any other person for providing the protections afforded to clients of Morgan Stanley or for advising any other person in relation to the Second Repurchase Offer.

3 May 2007

To holders of ScottishPower B Shares

Dear Shareholder,

B Share Second Repurchase Offer – May 2007

Our records show that you hold ScottishPower B Shares (“B Shares”). The B Shares were issued in May 2006 as part of the exercise to return to shareholders £2.25 billion of the net proceeds from the sale of PacifiCorp. In the circular to shareholders of 31 March 2006 (the “2006 Circular”), it was indicated that repurchase offers at a price of £3.60 per B Share would be made on or around 29 May in each of the years 2007 to 2011 inclusive.

It is now proposed that Morgan Stanley, acting as agent for ScottishPower, will offer to purchase your B Shares at £3.60 per B Share (free of all dealing expenses and commissions) (the “Second Repurchase Offer”). The B Shares purchased pursuant to the Second Repurchase Offer will be cancelled. The Second Repurchase Offer will take place on Wednesday 30 May 2007 but if you wish to participate you must give appropriate instructions by 4.30 pm on Friday 25 May 2007.

Certificated Shareholders

If you hold a B Share certificate, please complete the Repurchase Form enclosed with this letter for the number of B Shares you wish to be repurchased and return it, together with your B share certificate(s), in the enclosed reply-paid envelope (for use in the UK only) to Lloyds TSB Registrars, 3rd Floor, Princess House, 1 Suffolk Lane, London EC4R 0AX. To be valid, Repurchase Forms and share certificates must be received by 4.30 pm on Friday 25 May 2007.

DO NOT COMPLETE THE FORM SET OUT ON THE REVERSE OF YOUR B SHARE CERTIFICATE. COMPLETION AND RETURN OF THE FORM ON THE REVERSE OF YOUR B SHARE CERTIFICATE IS NOT A VALID ACCEPTANCE OF THE SECOND REPURCHASE OFFER.

IF YOU HAVE ALREADY COMPLETED AND RETURNED THE FORM SET OUT ON THE REVERSE OF YOUR B SHARE CERTIFICATE, YOU MUST STILL EXECUTE AND RETURN THE REPURCHASE FORM ENCLOSED WITH THIS LETTER.

Uncertificated Shareholders

If you hold your B Shares in uncertificated form (that is in CREST) and you wish to participate in the Second Repurchase Offer you must give a TTE instruction by 4.30 pm on Friday 25 May 2007. The TTE instruction must be properly authenticated in accordance with CRESTCo’s specifications and must contain, in addition to the other information that is required for settlement in CREST, the following details:

(i)	the number of B Shares to be repurchased;

(ii)	the ISIN of the B Shares, which is GB00B125RQ41;

(iii)	the participant ID of the holder of the B Shares;

(iv)	the member account ID of the holder of the B Shares from which B Shares are to be debited;

(v)	the participant ID of Lloyds TSB Registrars. This is 2RA72;

(vi)	the member account ID of Lloyds TSB Registrars. This is SPBREP01;

(vii)	the corporate action ISIN. This is GB00B125RQ41; and

(viii)	the intended settlement date of the TTE instruction. This must be by 4.30 pm on Friday 25 May 2007.

CREST members and (where applicable) their CREST sponsors should note that the last time at which a TTE instruction may be settled is 4.30 pm on Friday 25 May 2007.

Consideration for the Repurchase

Upon completion of the Second Repurchase Offer, it is expected that, for B Shares held in certificated form, a cheque will be sent to you on or about 5 June 2007 for £3.60 per B Share. If you hold some or all of your B Shares in uncertificated form (that is in CREST), it is expected that the sum of £3.60 per B Share held by you in that form will be credited to your CREST account on 5 June 2007.

United Kingdom and United States Taxation

Information on the United Kingdom tax treatment of the Second Repurchase Offer is set out in paragraph 3(a) of the Appendix to this letter and information on the United States tax treatment of the Second Repurchase Offer is set out in paragraph 3(b) of the Appendix to this letter. That information is subject to the qualifications therein and any shareholder who is in any doubt as to their position, who requires more information than the general outline given in the Appendix or who is subject to tax in a jurisdiction other than the United Kingdom or the United States should consult their professional advisers immediately.

Overseas Shareholders

The availability of the Second Repurchase Offer to persons outside the United Kingdom may be affected by the laws of their relevant jurisdiction. Any persons who are subject to the laws of any jurisdictions other than the United Kingdom should inform themselves about and observe any applicable requirements. The attention of such persons (including, without limitation, any nominees, custodian or trustee) is drawn to paragraph 2 of the Appendix to this letter.

The Second Repurchase Offer is not being made, directly or indirectly, in or into Canada, Australia or Japan, and the Second Repurchase Offer cannot be accepted from within Canada, Australia or Japan.

Dividends

The record date for payment of the B Share dividend in respect of the period from 22 May 2006 to 28 May 2007 of 13.3 pence per B Share (the “B Share Continuing Dividend”) will be 11 May 2007. The dividend will be paid on 29 May 2007. As a result you can choose to have your B Shares repurchased on 30 May 2007 and still receive the B Share Continuing Dividend.

If you do not wish to participate in the Second Repurchase Offer, it is expected that future repurchase offers will be made on or around 29 May in each of the years 2008 to 2011. Following 14 May 2011, the Company has the right but not the obligation, to repurchase any outstanding B Shares.

If you need any assistance in completing the Repurchase Form or if you have any queries in relation to this letter or your holding of B Shares, please contact Lloyds TSB Registrars on 0870 600 3999 (or +44 1903 276342 if calling from outside the UK) between 8.30 am and 5.30 pm, Monday to Friday excepting Bank Holidays. Please note Lloyds TSB Registrars will not provide advice on the merits of the Second Repurchase Offer or give any personal, financial or tax advice.

Yours sincerely

Sheelagh Duffield

Secretary

Appendix

Additional Information

1. Terms and conditions of the Second Repurchase Offer

The following terms and conditions apply to the Second Repurchase Offer:

(i)

no contract will arise in relation to the sale and purchase of any B Shares, or under which ScottishPower may (subject to conditions or otherwise) become entitled or obliged to repurchase any B Shares, until Morgan Stanley makes the Second Repurchase Offer as agent for ScottishPower, which is expected to be by way of an announcement through the Regulatory News Service of the London Stock Exchange on 30 May 2007;

(ii)

the Repurchase Form and all contracts resulting therefrom will be governed by and construed in accordance with English law. Execution by or on behalf of a shareholder of a Repurchase Form constitutes their submission, in relation to all matters arising out of or in connection with such form and the exercise of the powers of the agent elected thereunder, to the exclusive jurisdiction of the English courts;

(iii)

execution by or on behalf of a shareholder of a Repurchase Form will irrevocably appoint ScottishPower and/or any director of ScottishPower as attorney for the shareholder with authority to exercise all rights, powers and privileges attached to the B Shares and to do all acts and things and to execute all such deeds and other documents as such attorney shall consider necessary to accept the Second Repurchase Offer;

(iv)

upon execution of the Repurchase Form the shareholder represents and warrants that he or she has full power and authority to tender, sell, assign and transfer the B Shares to which the Second Repurchase Offer and the Repurchase Form relate and that ScottishPower will acquire such B Shares free and clear from all liens, charges, restrictions, claims, equitable interests and encumbrances. In addition, by execution of the Repurchase Form the shareholder (i) agrees that he or she will do all other things and execute any additional documents which may be necessary or, in the opinion of ScottishPower, desirable to effect the repurchase of the B Shares by ScottishPower and/or to perfect any of the authorities expressed to be given under the Repurchase Form and (ii) acknowledges that ScottishPower shall not have any liability whatsoever to such shareholder in respect of acts done or omitted to be done by it on behalf of such shareholder in connection with the instructions given to it by such shareholder pursuant to the Repurchase Form or otherwise in relation to the Second Repurchase Offer;

(v)	upon execution of the Repurchase Form the shareholder represents and warrants, undertakes and agrees to and with ScottishPower and Morgan Stanley in the terms set out in paragraph 2 of this Appendix;

(vi)

no authority conferred by or agreed to by execution of the Repurchase Form shall be affected by, and all such authority shall survive, the death or incapacity of the shareholder executing such form. All obligations of such shareholder shall be binding upon the heirs, personal representatives, successors and assigns of such shareholder;

(vii)	all documents and remittances sent by or to shareholders will be sent at the risk of the person entitled thereto; and

(viii)

all questions as to the validity, form and eligibility in relation to the Repurchase Form will be determined by the Company (which may delegate this power in whole or in part to the Company’s Registrars or Morgan Stanley) and any such determination shall be final and binding.

2. Non-United Kingdom Shareholders

Shareholders who are not resident in the United Kingdom or who are citizens, residents or nationals of other countries (“Overseas Shareholders”) should consult their professional advisers to ascertain whether acceptance of the Second Repurchase Offer will be subject to any restrictions or require compliance with any formalities imposed by the laws or regulations of, or any body or authority located in, the jurisdiction in which they are resident or to which they are subject. In particular, it is the responsibility of any shareholder not resident in the United Kingdom or a citizen, resident or national of another country wishing to dispose of any B Shares in ScottishPower to satisfy himself as to full observance of the laws of each relevant jurisdiction in connection with the Second Repurchase Offer, including the obtaining of any government, exchange control or other consents which may be required, or the compliance with other necessary formalities needing to be observed and the payment of any issue, transfer or other taxes or duties in such jurisdiction.

The distribution of this document in certain jurisdictions may be restricted by law. Persons into whose possession this document comes should inform themselves about and observe any such restrictions. Neither this document nor any other document issued or to be issued by or on behalf of ScottishPower in connection with the Second Repurchase Offer or the B Share Continuing Dividend constitutes an invitation, offer or other action on the part of ScottishPower in any jurisdiction in which such invitation, offer or other action is unlawful.

Each Overseas Shareholder by whom, or on whose behalf, a Repurchase Form is executed irrevocably represents, warrants, undertakes and agrees to and with ScottishPower and Morgan Stanley that such shareholder has observed the laws of all relevant territories, obtained any requisite governmental or other consents, complied with all requisite formalities and paid any issue, transfer or other taxes due from such shareholder in connection with any transfer of B Shares or acceptance of the Second Repurchase Offer in any territory and such shareholder has not taken or omitted to take any action which may result in ScottishPower or Morgan Stanley or any other persons acting in breach of the legal or regulatory requirements of any territory in connection with the transfer of B Shares or acceptance of the Second Repurchase Offer.

3. Taxation in relation to the Second Repurchase Offer

(a) United Kingdom

The following summary is intended only as a general guide to current United Kingdom tax legislation and to what is understood to be the current practice of HM Revenue and Customs (“HMRC”), in each case as at the date of this letter. It summaries the position of holders of B Shares who are resident and (in case of individuals) ordinarily resident in the United Kingdom for tax purposes and who hold their B Shares as an investment. It does not deal with the position of certain class of holders of B Shares, such as dealers in securities and insurance companies, trusts and persons who have acquired their B Shares by reason of their or another’s employment.

Shareholders who are in any doubt as to their tax position in relation to any aspect of the Second Repurchase Offer, or are subject to tax in a jurisdiction other than the United Kingdom, should consult a professional adviser.

Taxation of chargeable gains

As described in the 2006 Circular, on a sale pursuant to the Second Repurchase Offer of all or any of the B Shares, no part of the proceeds received by a shareholder should be an income distribution in the shareholder’s hands. However, such a shareholder may, depending on their individual circumstances, realise a chargeable gain or an allowable loss and may be subject to United Kingdom taxation on capital gains on the amount of any chargeable gain realised. Any gain will be measured by reference to the excess of the repurchase price over the shareholder’s base cost for the B Shares repurchased.

In relation to those shareholders who hold their B Shares as a result of holding ordinary shares prior to, and participating in, the reclassification and the share capital consolidation described in the 2006 Circular, the base cost in the B Shares should be calculated by apportioning the base cost of the ordinary shares held prior to such reclassification between the ordinary shares of 42 pence each and the B Shares by reference to their respective market values on 15 May 2006, the first date of dealing in those shares. Accordingly, such shareholders’ base cost should be allocated to those ordinary shares and B Shares as to 78.343 per cent. and 21.657 per cent respectively.

The amount of capital gains tax, if any, payable by an individual shareholder in relation to the chargeable gain described in the previous paragraph will depend on that shareholder’s personal tax position, including on the availability of any allowable losses accruing in that year of assessment or carried forward from earlier years and the annual allowance as tax-free gains. Taper relief may be available to reduce chargeable gains (and indexation allowance maybe available in respect of any deemed period of ownership before April 1998).

A corporate shareholder will generally be taxable on the whole of any chargeable gain realised on the sale of B shares pursuant to the Second Repurchase Offer after deduction of any allowable losses. Taper relief is not available to a corporate shareholder. However, a corporate shareholder is entitled to indexation allowance up to the date the chargeable gain is realised.

No clearance has been sought from HMRC that it will not apply section 703 of the Income and Corporation Taxes Act 1988 (“ICTA 1988”) in relation to shareholders who received B Shares on the reclassification and subsequently receive proceeds of the sale pursuant to the Second Repurchase Offer. As described in the 2006 Circular, the company has obtained clearance under section 215 ICTA 1988 in relation to the transaction comprising capital reorganisation and the B Share alternatives described in the 2006 Circular.

Stamp Duty and Stamp Duty Reserve Tax

Where a shareholder elects for the Second Repurchase Offer the acquisition of the relevant B Shares by ScottishPower will give rise to a liability to stamp duty and/or stamp duty reserve tax, which will be paid by ScottishPower, at a rate of 0.5% of the consideration given by ScottishPower (rounded up to the nearest multiple of £5).

Any shareholder who is in any doubt as to his tax position, who requires more detailed information than the general outline given above or who is subject to tax in a jurisdiction other than the United Kingdom, should consult his professional advisers immediately.

(b) United States

Internal Revenue Service Circular 230 Notice: To ensure compliance with Internal Revenue Service Circular 230, shareholders are hereby notified that: (a) any discussion of US federal tax issues contained or referred to in this letter or any document referred to herein is not intended or written to be used, and cannot be used by shareholders for the purpose of avoiding penalties that may be imposed on them under the Internal Revenue Code; (b) such discussion is written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) shareholders should seek advice based on their particular circumstances from an independent tax adviser.

The following discussion of US federal income tax consequences is intended only as a summary of the principal US federal income tax consequences to US Holders (as defined below) of selling the B Shares pursuant to the Second Repurchase Offer (the “B Shares Repurchase”). The discussion is limited to US Holders who hold B Shares as capital assets and does not purport to be a complete analysis or listing of all potential US federal income tax consequences. This discussion does not discuss special tax rules that may be applicable to certain classes of investors, including banks, insurance companies, tax exempt entities, dealers, traders who elect to use a mark-to-market method of accounting, investors with a functional currency other than the US dollar, persons who hold B Shares as part of a hedge, straddle or conversion transaction, or holders of 10% or more of the voting stock of the Company. The statements of US federal income tax laws and practices set out below are based on the laws in force and as interpreted by the relevant taxation authorities as of the date hereof. The statements are subject to any changes occurring after that date, in the interpretation of any law by the relevant taxation authorities or in any double taxation convention between the US and the UK, including retroactive changes. The following discussion is not binding on the Internal Revenue Service (“IRS”).

For purposes of this discussion, the term “US Holder” means a beneficial owner of the B Shares that is a US citizen or resident, a US domestic corporation or partnership, a trust subject to the control of a US person and the primary supervision of a US court, or an estate, the income of which is subject to US federal income tax regardless of its source.

The following discussion is for general information purposes only. US Holders are urged to consult their own tax adviser regarding the US federal income tax consequences to them.

Sale of B Shares pursuant to the Second Repurchase Offer

The following discussion assumes that the B Shares represent equity in ScottishPower for US federal income tax purposes. US Holders should consult their own tax adviser regarding the US federal income tax consequences to them if the B Shares are not treated as equity.

Except as provided in the next paragraph, upon a sale or other disposition of B Shares, including the B Shares Repurchase, a US Holder will recognize gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realized and the US Holder’s tax basis in such B Shares. Generally, such gain or loss will be long-term capital gain or loss if the US Holder’s holding period for such B Shares exceeds one year. Long-term capital gain of a non-corporate US Holder that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15%.

The B Shares Repurchase could be viewed as a distribution with respect to the Company’s stock under Internal Revenue Code Section 302 rather than as a sale of those B Shares. Whether amounts received from or on behalf of the Company on a repurchase of B Shares will be treated as a distribution with respect to the Company’s stock will depend on certain facts, including whether there is a meaningful reduction in the holder’s percentage ownership of the Company’s equity (determined by taking into account all equity interests a US Holder has in the Company) as a result of the repurchase. The IRS has ruled that even a very small reduction in a holder’s percentage ownership interest in the Company may be considered meaningful if the holder owns a minimal amount of the Company’s equity and the holder does not exercise any control over the Company’s corporate affairs. US Holders should consult their own tax adviser regarding whether the B Shares Repurchase is likely to be treated as a taxable distribution rather than a sale of those B Shares.

If the B Shares Repurchase is treated as a distribution, the amount paid for those shares will be treated as a dividend to the extent of the Company’s earnings and profit (“E&P”), determined in the year in which the B Shares are purchased, as a return of tax basis (up to the holder’s tax basis) to the extent the purchase price exceeds E&P and as gain from the sale of B Shares if the amounts exceeds both E&P and the holder’s tax basis in their B Shares. If the B Shares Repurchase is treated as a distribution with respect to the Company’s stock, any portion of a holder’s tax basis in its B Shares that is not recovered will be allocated to the holder’s remaining equity interests in the Company. We expect that, in the case of US Holders that are individuals and that satisfy certain minimum holding period requirements with respect to their B Shares, any portion of such repurchase that is treated as a dividend for US tax purposes should be taxed at a maximum US federal income tax rate of 15%. US Holders that are corporations will not be entitled to claim the dividends received deduction with respect to any portion of the B Shares Repurchase treated as a dividend.

Foreign Currency Conversion

US Holders may have ordinary foreign currency gain or loss as the result of the B Shares Repurchase. Please consult your own tax adviser regarding tax consequences to you resulting from the conversion of foreign currency into US dollars.

Information Reporting and Backup Withholding

If you are a non-corporate US Holder, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to the payment of proceeds to you from the B Shares Repurchase effected at a United States office of a broker. “Backup withholding” will apply if (i) the holder or beneficial owner fails to provide an accurate taxpayer identification number in the manner required by US tax laws and applicable regulations, (ii) if there has been notification from the IRS of a failure by the holder or beneficial owner to report all interest or dividends required to be shown on its US federal income tax return or, (iii) in certain circumstances, if the holder or beneficial owner fails to comply with applicable certification requirements.